

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 19, 2009

Via U.S. Mail

Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 200
Provo, UT 84604

>   **Re: Raser Technologies, Inc.**
>   **Form 10-K/A for fiscal year ended December 31, 2008**
>   **Form 10-Q for the quarterly period ended March 31, 2009**
>   **File No. 001-32661**

Dear Mr. Cook:

We have reviewed your letters dated May 6, May 8 and May 15, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for fiscal year ended December 31, 2008

Item 11. Executive Compensation, page 7

1.   We refer to your disclosure under the caption "Equity Based Incentive Compensation" on page 9. We note minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the

Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers. For example, it is unclear from your current disclosure why options for 100,000 shares of common stock were granted to Mr. Cook, options for 75,000 shares of common stock were granted to each of Messrs. Clayton and Brown, options for 3,000 shares were granted to each of Messrs. Schwartz and Petersen, and additional options for 3,500 shares of common stock were granted to each of Messrs. Clayton and Brown.

Form 10-Q for the quarterly period ended March 31, 2009

Current Geothermal Power Projects, page 40

2.   We note your statements on page 41 regarding the results of an independent report entitled "An Evaluation of the Thermo Hot Springs Geothermal Resource" concerning the viability of the Thermo No. 1 Plant and on page 47 regarding the results of two independent reports concerning the viability of your Truckee Plant. Please file the consents of the authors of each of these reports in accordance with Item 601(a) of Regulation S-K (refer to footnote 2 to the Exhibit Table). Similarly, please file the consents of each of Energy and Geoscience Institute, whose independent reports and results you reference on page 41, and of Sandia National Laboratories, whose independent report and results you reference on page 45. The consents should specifically permit the incorporation by reference of the consents into any pending registration statements, such as your registration statements on Form S-3 and Form S-8.

3.   We note your disclosure on page 47 that your high degree of confidence that a commercially viable geothermal resource exists beneath the Truckee project surface was based in part upon a report entitled "The Geothermal Potential of the Monitor Valley, Big Smokey Valley and the Intervening Toquima Mountain Range." In your future filings, as applicable, please clarify how the results of this report provided you with a high degree of confidence.

Exhibits

4.   Please file all exhibits, schedules, appendices and/or attachments to the exhibits you have filed. For example, we note that Exhibits 10.7 and 10.8 have not been filed in their entirety.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on

EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3635 if you have questions on these comments.

Sincerely

Timothy Buchmiller
Senior Attorney

cc: Reed W. Topham, Esq.
         Stoel Rives LLP
         (via facsimile)